Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this the Registration Statement of Maison Solutions Inc. on Form S-1 of our report dated December 22, 2022 with respect to our audits of the consolidated financial statements of Maison Solutions Inc. as of April 30, 2022 and 2021 and for the years then ended, which report is included in this Form S-1 of Maison Solutions Inc. for the years ended April 30, 2022 and 2021.

We were dismissed as auditors on January 14, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for the periods after April 30, 2022.

/s/ Friedman LLP

Friedman LLP

New York, NY

May 22, 2023